Exhibit 19.1
ASSERTIO HOLDINGS, INC.
INSIDER TRADING POLICY
(February 13, 2023)
This Insider Trading Policy (the “Policy”) prohibits trading in the Securities (as defined below) of Assertio Holdings, Inc. (the “Company”) and other publicly-traded companies while in possession of material, nonpublic information about such company. All references to the “Company” in this Policy include any subsidiaries of Assertio Holdings, Inc. All references to “Securities” include common stock, options, warrants and any other securities that the Company may issue, such as preferred stock, notes, bonds and convertible securities, as well as to derivative securities relating to any of the Company’s securities, whether or not issued by the Company.
Applicability
This Policy is divided into two parts. The first part (i.e., Part I – General Policies) prohibits trading in certain circumstances and applies to all directors, officers, employees and consultants of the Company and its subsidiaries. The second part (i.e., Part II - Additional Policies and Restrictions) imposes special additional trading restrictions and applies to all (i) directors of the Company and its subsidiaries, (ii) executive officers of the Company and its subsidiaries; (iii) the employees and/or consultants listed by the Compliance Officer (as defined below) on Attachment A from time to time, and (iv) other employees and/or consultants who have been notified by the Compliance Officer that they are subject to the additional trading restrictions (collectively, “Covered Persons”). Any person added to, or removed from, the list of Covered Persons pursuant to clauses (iii) or (iv) of the previous sentence will be notified by the Compliance Officer.
This Policy also applies to members of the households of the individuals subject to the Policy and to family trusts (or similar entities such as partnerships or foundations) controlled by or benefiting individuals subject to the Policy.
This Policy is effective as of February 13, 2023, and supersedes any of the Company’s prior Insider Trading Policies.
General Statement
Nonpublic information relating to the Company or its business is the property of the Company. The Company prohibits the unauthorized disclosure of any such nonpublic information acquired in the work-place or otherwise as a result of an individual’s employment or other relationship with the Company, as well as the misuse of any material nonpublic information about the Company or its business in Securities trading.

Exhibit 19.1
Insider Trading Compliance Officer
The Company has designated its General Counsel as its current Insider Trading Compliance Officer (the “Compliance Officer”). Please direct your questions as to any of the matters discussed in this Policy to the Compliance Officer, who can be reached at the Company’s main office number ((224) 419-7106). In the event that the Company has no General Counsel or other principal legal officer, the Company’s principal financial officer will serve as the Compliance Officer.
The duties of the Compliance Officer include, but are not limited to, the following:
(i)    ensuring that copies of this Policy are provided to all employees;
(ii)     ensuring that the Company obtain and maintain written acknowledgments from employees that they have read this Policy;
(iii)    overseeing the responses to questions from individual employees;
(iv)    providing for employee training sessions;
(v)    adding person added to, or removed from, the list of Covered Persons pursuant to clauses (iii) or (iv) of the “Covered Person” definition;
(v)     designating “special black-out periods”;
(v)    pre-clearing trades by Covered Persons;
(vi)    approving 10b5-1 plans; and
(viii)    ensuring the maintenance of the relevant files on compliance with and implementation of this Policy.
Part I - General Policies
The following are the general rules of the Company’s Insider Trading Policy that apply to all directors, officers, employees and consultants of the Company and its subsidiaries. It is very important that you understand and follow these rules. If you violate them, you may be subject to disciplinary action by the Company (including termination of your employment for cause). Note that it is your individual responsibility to comply with the laws against insider trading. This Policy is intended to assist you in complying with these laws, but you must always exercise appropriate judgment in connection with any trade in the Company’s Securities.
The terms “material information” and “nonpublic information” are defined below.
Covered Persons are subject to certain additional policies and restrictions. See “Part II - Additional Policies and Restrictions” below. The terms “black-out period” and “trading window” are defined in “Part II - Additional Policies and Restrictions” section.
1.    Don’t trade while in possession of material nonpublic information. From time to time you may come into possession of material nonpublic information about the Company as a result of your relationship with the Company. You may not buy, sell or trade in any Securities

Exhibit 19.1
of the Company at any time while you possess material nonpublic information concerning the Company (whether during a “black-out period,” if applicable, or at any other time). You must wait to trade until newly released material information has been public for at least two full trading days (a trading day is a day on which the stock market is open).
2.    Pre-clear trades involving the Company’s Securities. If you are unsure in any way about whether information you possess would qualify as material nonpublic information and whether you therefore should refrain from trading in the Company’s Securities, you should pre-clear any transactions involving Company Securities that you intend to engage in with the Compliance Officer.
3.    Don’t give nonpublic information to others. Don’t give or otherwise communicate nonpublic information concerning the Company (commonly referred to as “tipping”) to any other person, including family members and friends, except to the extent necessary to perform authorized work for the Company. Don’t discuss nonpublic information concerning the Company with any person within the Company under circumstances where it could be overheard. Written information should be appropriately safeguarded and should not be left where it may be seen by persons not entitled to the information. Don’t make recommendations or express opinions about trading in the Company’s Securities (or otherwise cause others to purchase or sell Company Securities) under any circumstances at any time.
4.    Don’t discuss Company information with the press, analysts or other persons outside of the Company. Announcements of Company information are regulated by Company policy (separate from this Policy) and may only be made by persons specifically authorized by the Company to make such announcements. Laws and regulations govern the nature and timing of such announcements to outsiders or the public and unauthorized disclosure could result in substantial liability for you, the Company and its management. If you receive inquiries by any third party about Company information disclosed in such announcements, you should notify the Compliance Officer or the Company’s Investor Relations department immediately.
5.    Don’t participate in Internet “chat rooms” in which the Company is discussed. You may not participate in on-line dialogues (or similar activities) involving the Company, its business or its Securities at any time.
6.    Don’t engage in speculative transactions involving the Company’s Securities. Don’t engage in any transactions that suggest you are speculating in the Company’s Securities (that is, that you are trying to profit in short-term movements, either increases or decreases, in the Security’s price). You may not engage in any short sale, “sale against the box” or any equivalent transaction involving the Company’s Securities (or the Securities of any of the Company’s business partners in any of the situations described above). A short sale involves selling shares that you do not own at a specified price with the expectation that the price will go down so you can buy the shares at a lower price before you have to deliver them.
You may not engage in hedging transactions, such as “cashless” collars, forward sales, equity swaps and other similar arrangements.

Exhibit 19.1
In addition, you may not margin or pledge your Company Securities to secure a loan to you or purchase Company Securities “on margin” (that is, borrow funds to purchase Securities, including in connection with exercising any Company stock options).
7.    Make sure members of your household and persons controlling family trusts (and similar entities) do not violate this Policy. For purposes of this Policy, any transactions involving Company Securities in which members of your household engage, or by family trusts, partnerships, foundations and similar entities over which you or members of your household have control, or whose assets are held for the benefit of you or members of your household, are considered the same as transactions by you. You are responsible for making sure that such persons and entities do not engage in any transaction that would violate this Policy if you engaged in the transaction directly.
Certain family trusts and other entities of this type having an independent, professional trustee who makes investment decisions on behalf of the entity, and with whom you do not share Company information, may be eligible for an exemption from this rule. Please contact the Compliance Officer if you have questions regarding this exception. You should assume that this exception is not available unless you have first obtained the approval of the Compliance Officer.
Each of the General Policies set forth above in Sections 1-7 also apply to nonpublic information regarding the Company’s customers, vendors, suppliers or other business partners (collectively, “Related Companies”). You must comply with each of the aforementioned restrictions with regard to securities of Related Companies, including without limitation the restriction on trading in the securities of Related Companies when you have nonpublic information concerning such companies that you obtained in the course of your relationship with the Company or that would give you an advantage in trading.
Exceptions to the General Policies
The following exceptions to the general insider trading policies apply:
1.    Exceptions for Purchases Under Stock Plans
The exercise (without a sale) of stock options, restricted stock purchase rights and performance stock purchase rights under the Company’s stock plans and the purchase of shares under the Company’s employee stock purchase plan are exempt from this Policy, since the other party to the transaction is the Company itself and the price does not vary with the market but is fixed by the terms of the award agreement or the plan.
But, any subsequent sale of shares acquired under a Company stock plan (other than shares withheld by the Company for payment of taxes) is subject to this Policy.
2.    Exceptions for Blind Trusts and Pre-Arranged Trading Programs
Rule 10b5-1(c) of the Securities Exchange Act of 1934 provides an affirmative defense against insider trading liability under federal securities laws for a transaction done pursuant to

Exhibit 19.1
“blind trusts” (generally, trusts or other arrangements in which investment control has been completely delegated to a third party, such as an institutional or professional trustee) or pursuant to a written plan, or a binding contract or instruction, entered into in good faith at a time when the insider was not aware of material nonpublic information, even though the transaction in question may occur at a time when the person is aware of material nonpublic information. Any such arrangement may be subject to any supplemental guidelines adopted by the Board of Directors.
If you wish to enter into a blind trust arrangement or a pre-arranged trading program, you must seek approval from the Compliance Officer. The Compliance Officer will review proposed arrangements for compliance with this Policy, applicable SEC rules and any applicable guidelines adopted by the Board of Directors (the Chief Executive Officer or his designee will review proposed arrangements of the Compliance Officer). The Company reserves the right to bar any transactions in Company Securities, even those pursuant to arrangements previously approved, if the Company determines that such a bar is in the best interests of the Company. Despite the foregoing, if you possess material nonpublic information, you must refrain from trading or entering into a 10b5-1 plan, regardless of whether pre-clearance was obtained.
Application of Policy After Employment Terminates
This Policy applies to each of such persons during the term of their employment or other relationship with the Company and after the termination of such relationship until such time as such person no longer has material nonpublic information (typically this will be after two full trading days have elapsed after the next earnings release that occurs following the termination of such relationship). If you have questions as to whether you possess material nonpublic information after you have left the employ of the Company, you should direct questions to the Compliance Officer.
Potential Criminal and Civil Liability and/or Disciplinary Action
Potential penalties for “insider trading” include civil fines for up to three times the profit gained or loss avoided by such trading, as well as criminal fines of up to $5 million. You also may have to serve a jail sentence of up to 20 years. In addition, the Company may face civil penalties up to the greater of approximately $2 million, or three times the profit gained or loss avoided as a result of your insider trading violations, as well as criminal fines of up to $25 million. You can also be liable for improper transactions by any person to whom you have disclosed nonpublic information or made recommendations on the basis of such information as to trading in the Company’s Securities (“tippee liability”). The SEC has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges and the Financial Industry Regulatory Authority (FINRA) use sophisticated electronic surveillance techniques to uncover insider trading. Employees of the Company who violate this Policy shall also be subject to disciplinary action by the Company, which may include ineligibility for future participation in the Company’s stock plans or termination of employment for cause.

Exhibit 19.1
Definitions Used in This Policy
1.    Material Information. It is not possible to define all categories of “material” information, but information should be regarded as material if it is likely to affect the market price of Securities, or that would be considered important to a reasonable investor in making an investment decision regarding the Company’s Securities.
While it may be difficult to determine whether particular information is material or not, there are some categories of information that are particularly sensitive and that should almost always be considered material. Examples include:
(i)significant changes in the Company’s prospects;
(ii)financial results and projections (especially to the extent the Company’s own expectations regarding its future financial results differ from analysts’ expectations);
(iii)changes in earnings estimates or unusual gains or losses in major operations;
(iv)significant write-downs in assets or increases in reserves;
(v)developments regarding significant litigation or government agency investigations;
(vi)liquidity problems;
(vii)changes in dividend policy;
(viii)extraordinary borrowings
(ix)proposals, plans or agreements, even if preliminary in nature, involving mergers, acquisitions, divestitures, recapitalizations, strategic alliances, licensing arrangements, purchases or sales of substantial assets, or public offerings;
(x)gain or loss of a major customer, supplier or significant contract;
(xi)major product announcements;
(xii)changes in senior management;
(xiii)significant clinical or regulatory events;
(xiv)a change in the Company’s accountants or accounting policies;
(xv)data breaches, cybersecurity risks and incidents; and
(xvi)any major problems or successes of the business.
Either positive or negative information may be material. Material information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger, acquisition or introduction of a new product, the point at which negotiations or product development are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on a company's operations or stock price should it occur. Thus, information concerning an event that would have a large effect on stock price, such as a merger, may be material even if the

Exhibit 19.1
possibility that the event will occur is relatively small. When in doubt about whether particular non-public information is material, presume it is material. If you have any questions regarding whether information you possess is material or not, you should contact the Compliance Officer.
2.    Nonpublic Information. Information about the Company is considered to be “nonpublic” if it is known within the Company but not yet disclosed to the general public. The Company generally discloses information to the public either via press release or in the regular quarterly and annual reports that the Company is required to file with the SEC. Information is considered “public” only after it has been publicly available, through press release or otherwise, for at least two full trading days. If you have any questions regarding whether any information you possess is nonpublic or has been publicly disclosed, you should contact the Compliance Officer.
Questions
Please direct questions you have regarding this Policy and any transactions in Company Securities to the Company’s Insider Trading Compliance Officer identified above.

Exhibit 19.1
Part II - Additional Policies and Restrictions

The following additional policies and restrictions (the “Additional Policies”) apply to Covered Persons. If you violate these rules, you may be subject to disciplinary action by the Company (including termination of your employment for cause). In addition, you could be in violation of applicable securities laws (and subject to civil and criminal penalties, including fines and imprisonment). Note that it is your individual responsibility to comply with the laws against insider trading. This Policy is intended to assist you in complying with these laws, but you must always exercise appropriate judgment in connection with any trade in the Company’s Securities.
For the avoidance of doubt, Covered Persons are also subject to the general policies described above in “Part I – General Policies”(with the more restrictive policy applying in any case where there is a conflict).
The terms “material information” and “nonpublic information” were defined above. The terms “black-out period” and “trading window” are defined at the end of this “Part II - Additional Policies and Restrictions.”
1.    Don’t trade during black-out periods. The Company prohibits all Covered Persons from trading during regularly scheduled black-out periods. It is your responsibility to know when the Company’s regular quarterly black-out periods begin and end. The Compliance Officer also may, from time to time, designate a “special black-out period” to restrict some or all Covered Persons from trading in the Company’s Securities based on nonpublic material developments. If you are informed that the Company has implemented a special black-out period, you may not disclose the fact that trading has been suspended for certain individuals to anyone, including other Company employees (who may themselves not be subject to the black-out), family members (other than those subject to this Policy who would be prohibited from trading because you are), friends or brokers. You should treat the imposition of a special black-out period as material nonpublic information.
Remember to cancel any “limit” orders or other pending trading orders you have in place during a black-out period (unless the orders were made pursuant to a Rule 10b5-1(c) trading program approved by the Compliance Officer).
Unless otherwise determined by the Company’s President and Chief Executive Officer, all Covered Persons are prohibited from, directly or indirectly, purchasing or selling (or otherwise making any transfer, gift, pledge or loan of) any Company Securities during regularly scheduled black-out periods
2.    You must pre-clear all trades involving the Company’s Securities. All Covered Persons, must refrain from, directly or indirectly, purchasing or selling (or otherwise making any transfer, gift, pledge or loan of) any Company Securities, even during an open trading window, unless they first obtain prior approval from the Compliance Officer by completing an Pre-clearance Request Form (available online at:[link omitted]). Once you submit a Pre-Clearance Request Form you will receive an email indicating whether your transaction has been approved or rejected. In pre-clearing a trade, and in addition to reviewing

Exhibit 19.1
the substance of the proposed trade, the Compliance Officer may consider whether it will be possible for both the individual and the Company to comply with any applicable public reporting requirements. You should complete the online Pre-clearance Request Form at least 3 business days before you intend to engage in any transaction to allow enough time for pre-clearance procedures.
Unless revoked, a grant of permission will normally remain valid until the close of trading five business days following the day on which it was granted, provided that the requesting Covered Person does not come into possession of material non-public information during that time. If the transaction does not occur during the five business-day period, pre-clearance of the transaction must be re-requested using the online Pre-clearance Request Form.
Pre-clearance is not required for purchases and sales of securities under an approved 10b5-1 plan, but is required when a Covered Person submits a 10b5-1 plan to the Compliance Officer for approval. With respect to any purchase or sale under an approved 10b5-1 plan, the third party effecting transactions on behalf of the Covered Person should be instructed to send duplicate confirmations of all such transactions to the Compliance Officer.
3.    Observe the Section 16 liability rules applicable to officers and Board members and 10% stockholders. Officers of the Company that have been designated by the Company’s Board of Directors as Section 16 officers, members of the Company’s Board of Directors and 10% stockholders must also conduct their transactions in Company stock in a manner designed to comply with the “short-swing” trading rules of Section 16(b) of the Securities Exchange Act of 1934. The practical effect of these provisions is that such Section 16 officers and directors who purchase and sell, or sell and purchase, Company Securities within a six-month period must disgorge all profits to the Company whether or not they had any nonpublic information at the time of the transactions.
4.    Comply with public securities law reporting requirements. Federal securities laws require that Section 16 officers, directors, large stockholders and affiliates of the Company publicly report transactions in Company stock (on Forms 3, 4 and 5 under Section 16, Form 144 with respect to restricted and control securities, and, in certain cases, Schedules 13D and 13G). The Company takes these reporting requirements very seriously and requires that all persons subject to public reporting of Company stock transactions adhere to the rules applicable to these forms. Where issues arise as to whether reporting is technically required (particularly issues that turn on facts specific to the transaction and the individuals involved, or on unsettled issues of law), the Company encourages its insiders to choose to comply with the spirit and not the letter of the law – in other words, to err on the side of fully and promptly reporting the transaction even if not technically required to do so.
5.     Comply with trading restrictions imposed in connection with pension plan black-out periods. Federal securities laws prohibit Section 16 officers and directors of public companies from trading in the Company’s Securities during a “pension plan black-out period.” The Company is required to provide you with advance notice of a pension plan black-out period.

Exhibit 19.1
If you receive such a notice, you must refrain from engaging in most transactions involving the Company’s Securities (including exercising stock options, notwithstanding the provisions contained in “Exceptions for Purchases Under Stock Plans” above) until the pension plan black-out period has terminated. If you engage in a prohibited transaction during a pension plan black-out period, you will be required to turn over profits on the transaction (which may include amounts in excess of actual economic profits you realize on the transaction) to the Company.
In addition, where the Company is required to report transactions by individuals, the Company expects full and timely cooperation by the individual.
Exceptions for Emergency, Hardship or Other Special Circumstances
In order to respond to emergency, hardship or other special circumstances, exceptions to the prohibition against trading during black-out periods will require the approval of the Compliance Officer and the Chief Executive Officer.
Definitions
1.    Black-Out Period. During the end of each fiscal quarter and until public disclosure of the financial results for that quarter, Covered Persons may possess material nonpublic information about the expected financial results for the quarter. Even if you don’t actually possess any such information, any trades by you during that period may give the appearance that you are trading on inside information. Accordingly, the Company has designated a regularly scheduled quarterly “black-out period” on trading beginning with the fifteenth day of the last month of each quarter and ending at the close of the second full trading day (day on which the stock market is open) after disclosure of the quarter’s financial results.
In addition to the regularly-scheduled black-out periods, the Company may from time to time designate other periods of time as a special black-out period (for example, if there is some development with the Company’s business that merits a suspension of trading by Company personnel). The Company may not widely announce the commencement of a special black-out period, as that information can itself be sensitive information. For this reason, it is extremely important that you adhere to the pre-clearance procedures outlined in this Policy to ensure that you do not trade during any special black-out period.
2.    Trading Window. The period outside a black-out period is referred to as the “trading window.” Trading windows that occur between the regularly-scheduled quarterly black-out periods can be “closed” by the imposition of a special black-out period if there are developments meriting a suspension of trading by the Covered Persons.

Exhibit 19.1
INSIDER TRADING POLICY
ACKNOWLEDGMENT
I certify that I have read, understand and agree to comply with the Assertio Holdings, Inc. Insider Trading Policy. I agree that I will be subject to sanctions imposed by the Company, in its discretion, for violation of the Policy, and that the Company may give stop-transfer and other instructions to the Company’s transfer agent against the transfer of the Company’s securities as necessary to ensure compliance with the Policy. I acknowledge that one of the sanctions to which I may be subject as a result of violating the Company’s policy is termination of my employment or other relationship with the Company.

Date:            Signature:

            Printed Name:

Exhibit 19.1
ATTACHMENT A
ASSERTIO HOLDINGS, INC.
DESIGNATED COVERED PERSONS
UNDER THE INSIDER TRADING POLICY
(as of February 13, 2023)

Any Individual within the following departments or with the following titles:
Chief Executive Officer
Executive Vice Presidents
Senior Vice Presidents
Vice Presidents
Executive Directors
Associate Vice President
Senior Director, Pharmacovigilance
Chief of Staff
Investor Relations Consultant
Any member of the Finance Department
Any member of the Legal Department
Any member of the Business Development Department
Executive Assistants to any of the foregoing or any other Covered Persons
Office Managers

A-1